UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: AUGUST 31

Date of reporting period: FEBRUARY 29, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

BALANCED FUND

Semiannual Report February 29, 2004

100
SHARES

Long-term capital growth opportunities and current income through a carefully constructed mix of equity and fixed income securities.

Goldman Sachs Asset Management

Goldman Sachs Balanced Fund

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

What Differentiates Goldman Sachs' Balanced Fund Investment Process?

The Balanced Fund is a diversified investment portfolio that utilizes an asset allocation process of strategically selecting different asset classes — such as stocks, bonds and cash. The Fund then adjusts its holdings over time. Goldman Sachs' approach to asset allocation combines our global presence, extensive market knowledge and risk management expertise.

GOLDMAN SACHS BALANCED FUND INVESTMENT PROCESS



1   **DIVERSIFIED ASSET ALLOCATION IN ONE FUND**

The Goldman Sachs Balanced Fund provides exposure to the wealth-building opportunities of stocks and the regular income potential of bonds.

2   **THE ADVANTAGE OF GROWTH AND VALUE INVESTING**

When selecting stocks for the Fund's equity portion, we employ two distinct, complementary strategies — value and growth.

This approach provides diversified equity participation — and limits potential performance swings that can result from styles moving in and out of favor in different market environments.

3   **RESEARCH-INTENSIVE APPROACH**

In equity investing, we take an intensive, hands-on approach to research, including meeting with company management to gain an in-depth understanding of a company's long-term business objectives. We also meet with a company's customers, competitors and suppliers so that we have insight into industry-wide trends.

In fixed income investing, we believe that a total return investment philosophy provides the most complete picture of performance. We emphasize fundamental credit expertise. Our team scrutinizes factors that could impact a bond's performance over time — similar to the evaluation of company stocks. Additionally, we identify, monitor and measure a fund's risk profile.

4   **BENEFIT FROM A COMPREHENSIVE, MULTI-TEAM APPROACH**

The Fund's portfolio comprises the best ideas of four experienced Goldman Sachs investment teams:

Goldman Sachs Value Team: A group of investment professionals with over 100 years combined investment experience, focused on quality equity investments selling at compelling valuations

Goldman Sachs Growth Team: A group of investment professionals with over 220 years combined investment experience, focused on the long-term ownership of growing equity investments

Goldman Sachs Global Fixed Income Team: Broad, deep capabilities across global fixed income markets, with a total return investment philosophy

Quantitative Research Team: Actively manages the stock vs. bond allocation, reallocating on a quarterly basis to provide an additional level of active management.

Portfolio Results

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Balanced Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

For the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns of 10.37%, 9.98%, 9.93%, 10.56%, and 10.29%, respectively. These returns compare to the 14.59% and 4.92% cumulative total returns of the Fund's benchmarks, the S&P 500 Index and the Lehman Brothers Aggregate Bond Index (with dividends reinvested), respectively.

Asset Allocation

■ **Equities** — As of February 29, 2004, the Fund was 58.0% invested in growth and value equities. This compared to a 58.7% allocation on August 31, 2003. As bottom-up stock pickers, both the Growth and Value equity teams focus on the real worth of the business and, to the extent that they find several businesses in related industries that have long-term appreciation potential, they may develop an overweight in a particular sector. With this in mind, as of February 29, 2004, the Growth portfolio of the Fund had overweight positions in the Media and Technology sectors and underweight positions in the Cyclical and Utilities sectors. As of February 29, 2004, the Value portfolio of the Fund had overweight positions in the Financial and Energy sectors and underweight positions in the Technology and Healthcare sectors.

■ **Fixed Income** — As of February 29, 2004, the Fund was 38.5% invested in fixed income securities, compared to 41.39% on August 31, 2003. Over the six-month reporting period, the portfolio was underweight in mortgage pass-throughs based on our belief that the sub-sector was expensive. Conversely, the portfolio was overweight in collateralized mortgage obligations (CMOs), adjustable-rate mortgages (ARMs), and the corporate sector. In the emerging market debt sector the Fund held tactical allocations in countries such as the Dominican Republic and Venezuela.

Portfolio Highlights

The Value portion of the Fund performed well in absolute terms and outperformed its benchmark, the S&P 500 Index, during the reporting period. While the Fund's relative outperformance was broad-based across the majority of sectors, stock selection in the Financial and Energy sectors was especially strong.

The Growth portion of the Fund performed well on an absolute basis, but underperformed its benchmark on a relative basis. In particular, growth stocks in the Healthcare and Consumer Discretionary sectors lagged those stocks contained in the S&P 500 Index, while Producer Goods and Technology holdings enhanced results. The Growth team's disciplined investment philosophy is to purchase high quality companies with a strong business franchise, free cash flow, recurring revenue, favorable long-term prospects, excellent management, and strong financials. However, investors favored riskier, more speculative stocks during much of the reporting period.

Despite the Growth portion's relative underperformance over the six-month period, there were a number of holdings that enhanced the Fund's results.

VALUE EQUITY

■ **Citigroup, Inc.** — Citigroup enhanced Fund results as it continued to maintain its strong market share position. It also benefited from its solid balance sheet and ability to perform well in a variety of market conditions. The firm continues to have a broadly diverse business mix, both by product as well as geographically.

■ **Occidental Petroleum Corp.** — Occidental Petroleum Corp. is principally engaged in two industry segments: the oil and gas segment and the chemicals segment. Along with ConocoPhillips, Occidental was a top performer among the Fund's value Energy stocks during the period.

■ **RenaissanceRe Holdings Ltd. Series B** — Renaissance Reinsurance Ltd. is RenaissanceRe Holding's principal subsidiary and provides property catastrophe reinsurance coverage to insurers and re-insurers on a worldwide basis. The company has benefited from its competitive positioning and Bermuda domicile and it was a strong performer for the Fund during the period.

GROWTH EQUITY

■ **Cendant Corp.** — Cendant's stock price steadily climbed throughout the period in response to an improving travel environment and continued strength in real estate. The company's balance of businesses between real estate and travel has a natural hedge to the economic cycle because typically the interest rate sensitive real estate business is generally strong when the economically sensitive travel business is weak. Cendant owns dominant franchises within both business segments and virtually all of its businesses, which include Days Inn, Avis, and Century 21, are the leaders within their respective industries.

■ **Cisco Systems, Inc.** — Superior earnings growth and a more optimistic outlook for business investment in technology drove Cisco's stock price upward. While consumers have been spending on technology, business leaders have remained reluctant to boost information technology (IT) budgets. However, after several quarters of strong corporate profitability, investors are anticipating that business IT spending will increase.

■ **QUALCOMM, Inc.** — QUALCOMM has benefited from higher than expected earnings, attributable to soaring demand for cell phone chips. The global increase in handset demand has been driven by a number of key factors. For example, consumers in developed markets are upgrading their existing units with more advanced phones, such as those with color screens, embedded digital cameras, and rich multimedia capabilities. In addition, there has been growth of wireless penetration in emerging markets. As the innovator of Code Division Multiple Access (CDMA) technology, the fastest growing wireless standard, QUALCOMM receives a royalty on the manufacturers' selling price of every CDMA handset made.

FIXED INCOME

During the six-month reporting period, the yield curve flattened slightly with intermediate-to longer-term rates rallying significantly more than shorter-term rates. Mixed economic data from the labor market cast uncertainty over the sustainability of consumer spending and somewhat overshadowed positive gains across other sectors of the economy. The Federal Reserve Board (the "Fed") maintained the 1.0% fed funds rate at each of its meetings during the period. In his testimony to Congress in February 2004, Fed Chairman Greenspan indicated that it "can be patient in removing its current policy accommodation" due to excess capacity and muted inflation. Over the period, non-Treasury sectors experienced spread tightening, with higher risk sectors generally outperforming their more conservative counterparts. During the period, the Fund's fixed income security selection of investment grade and high yield corporates, mortgages, and emerging market debt all contributed to performance.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Value Investment Team, Goldman Sachs Growth Equity Investment Team, Goldman Sachs Fixed Income Investment Team

New York, March 18, 2004

Fund Basics

as of February 29, 2004

Assets Under Management

$204.6 Million

Number of Holdings

352

NASDAQ SYMBOLS

Class A Shares

GSBFX

Class B Shares

GSBBX

Class C Shares

GSBCX

Institutional Shares

GSBIX

Service Shares

GSBSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]	Lehman Brothers Aggregate Bond Index[2]
Class A	10.37%	14.59%	4.92%
Class B	9.98	14.59	4.92
Class C	9.93	14.59	4.92
Institutional	10.56	14.59	4.92
Service	10.29	14.59	4.92

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Lehman Brothers Aggregate Bond Index is an unmanaged index of bond prices. The Indexes do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	10.02%	10.51%	14.63%	16.95%	16.41%
Five Years	0.66	0.65	1.07	2.25	1.68[4]
Since Inception	7.28	5.02	1.52	2.67	7.83[4]
	(10/12/94)	(5/1/96)	(8/15/97)	(8/15/97)	(10/12/94)

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

[4] *Performance data for Service Shares prior to 8/15/97 (commencement of operations) is that of the Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Balanced Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.*

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 EQUITY HOLDINGS AS OF 2/29/04[5]

Holding	% of Total Net Assets	Line of Business
Pfizer, Inc.	1.6%	Drugs
Microsoft Corp.	1.5	Computer Software
Citigroup, Inc.	1.3	Large Banks
Fannie Mae	1.2	Specialty Financials
Wal-Mart Stores, Inc.	1.1	Retail/Apparel
Bank of America Corp.	1.1	Large Banks
PepsiCo, Inc.	1.1	Food & Beverage
Exxon Mobil Corp.	1.0	Energy Resources
The Procter & Gamble Co.	1.0	Home Products
Time Warner, Inc.	1.0	Media

[5] *The top 10 equity holdings may not be representative of the Fund's future investments.*

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 53.0%		
Biotechnology – 0.5%		
15,400	Amgen, Inc.*	$ 978,362
Brokers – 0.8%		
3,300	Lehman Brothers Holdings, Inc.	286,143
12,435	Merrill Lynch & Co., Inc.	761,146
10,800	Morgan Stanley	645,408
		1,692,697
Chemicals – 1.0%		
8,900	3M Co.	694,378
8,599	E.I. du Pont de Nemours & Co.	387,729
14,500	Monsanto Co.	479,080
14,200	Praxair, Inc.	515,744
		2,076,931
Computer Hardware – 2.2%		
5,800	CDW Corp.	401,244
68,400	Cisco Systems, Inc.*	1,580,040
43,900	Dell, Inc.*	1,433,335
32,800	EMC Corp.*	469,696
25,000	Hewlett-Packard Co.	567,750
		4,452,065
Computer Software – 2.5%		
28,700	Activision, Inc.*	602,987
6,300	Electronic Arts, Inc.*	297,108
4,500	International Business Machines Corp.	434,250
7,400	Intuit, Inc.*	328,264
115,800	Microsoft Corp.	3,068,700
14,700	Sabre Holdings Corp.	333,543
		5,064,852
Defense/Aerospace – 0.5%		
5,800	General Dynamics Corp.	534,296
5,911	United Technologies Corp.	544,462
		1,078,758
Diversified Energy – 0.2%		
32,500	The Williams Cos., Inc.	307,775
Drugs – 3.3%		
7,500	Eli Lilly & Co.	554,550
20,400	Johnson & Johnson	1,099,764
5,900	Merck & Co., Inc.	283,672
91,346	Pfizer, Inc.	3,347,831
14,000	Schering-Plough Corp.	251,440
30,900	Wyeth	1,220,550
		6,757,807
Electrical Utilities – 1.9%		
5,200	Dominion Resources, Inc.	326,716
28,200	Energy East Corp.	681,312
17,015	Entergy Corp.	1,008,819
10,764	Exelon Corp.	722,695
11,630	FirstEnergy Corp.	449,267

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – (continued)		
3,350	FPL Group, Inc.	$ 219,927
9,075	PPL Corp.	422,260
		3,830,996
Energy Resources – 3.5%		
5,000	Anadarko Petroleum Corp.	256,250
5,950	Apache Corp.	244,962
17,700	Burlington Resources, Inc.	1,036,158
12,300	ChevronTexaco Corp.	1,086,705
23,701	ConocoPhillips	1,632,288
50,367	Exxon Mobil Corp.	2,123,976
16,000	Occidental Petroleum Corp.	710,400
		7,090,739
Environmental & Other Services – 0.2%		
11,827	Waste Management, Inc.	337,069
Food & Beverage – 2.2%		
4,205	Anheuser-Busch Companies, Inc.	223,790
13,317	H.J. Heinz Co.	508,843
11,300	Kraft Foods, Inc.	381,827
41,670	PepsiCo, Inc.	2,162,673
10,800	The Coca-Cola Co.	539,568
13,700	Wm. Wrigley Jr. Co.	770,488
		4,587,189
Health Insurance – 0.2%		
5,600	Aetna, Inc.	452,424
Home Products – 2.8%		
25,400	Avon Products, Inc.	1,793,240
22,400	Colgate-Palmolive Co.	1,242,080
7,200	Energizer Holdings, Inc.*	336,024
6,400	The Clorox Co.	313,984
19,754	The Procter & Gamble Co.	2,024,983
		5,710,311
Hotel & Leisure – 1.5%		
47,900	Cendant Corp.	1,087,330
7,900	GTECH Holdings Corp.	463,967
2,400	Harrah's Entertainment, Inc.	124,680
12,000	Marriott International, Inc.	535,560
16,285	Metro-Goldwyn-Mayer, Inc.*	279,288
14,200	Starwood Hotels & Resorts Worldwide, Inc. Class B	553,942
		3,044,767
Information Services – 1.3%		
14,400	Accenture Ltd.*	332,640
36,200	First Data Corp.	1,483,476
11,900	Moody's Corp.	795,634
		2,611,750
Internet – 0.2%		
7,400	eBay, Inc.*	509,564

Shares	Description	Value
Common Stocks – (continued)		
Large Banks – 4.3%		
26,550	Bank of America Corp.	$ 2,174,976
5,100	Bank One Corp.	275,298
52,238	Citigroup, Inc.	2,625,482
28,000	J.P. Morgan Chase & Co.	1,148,560
39,463	U.S. Bancorp	1,125,880
11,925	Wachovia Corp.	572,042
14,498	Wells Fargo & Co.	831,460
		8,753,698
Life Insurance – 0.2%		
13,400	MetLife, Inc.	471,010
Media – 4.8%		
11,674	Cablevision Systems New York Group*	297,454
14,500	Citadel Broadcasting Co.*	271,150
29,426	Clear Channel Communications, Inc.	1,266,495
8,400	EchoStar Communications Corp.*	303,408
19,371	Fox Entertainment Group, Inc.*	562,146
19,115	Hughes Electronics Corp.*	331,454
39,100	Lamar Advertising Co.*	1,552,270
28,260	Liberty Media Corp. Series A*	322,164
2,800	The E.W. Scripps Co.	272,608
113,250	Time Warner, Inc.*	1,953,562
23,700	Univision Communications, Inc.*	844,431
4,850	Valassis Communications, Inc.*	147,683
46,493	Viacom, Inc. Class B	1,788,121
		9,912,946
Medical Products – 0.7%		
24,500	Baxter International, Inc.	713,440
8,600	Medtronic, Inc.	403,340
4,400	St. Jude Medical, Inc.*	319,660
		1,436,440
Medical Providers – 0.2%		
15,500	Caremark Rx, Inc.*	500,030
Motor Vehicles – 0.3%		
13,000	Autoliv, Inc.	576,940
Paper & Packaging – 0.2%		
9,567	Bowater, Inc.	439,125
Parts & Equipment – 1.7%		
3,475	American Standard Companies, Inc.*	378,636
13,200	Eaton Corp.	772,728
35,700	General Electric Co.	1,160,964
44,300	Tyco International Ltd.	1,265,651
		3,577,979
Processors – 0.1%		
7,400	CheckFree Corp.*	214,822
Property Insurance – 2.1%		
3,900	AMBAC Financial Group, Inc.	304,980
9,125	American International Group, Inc.	675,250

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – (continued)		
12,200	PartnerRe Ltd.	$ 673,928
17,878	RenaissanceRe Holdings Ltd. Series B	946,640
5,900	The Allstate Corp.	269,217
19,700	Willis Group Holdings Ltd.	755,495
7,682	XL Capital Ltd.	588,902
		4,214,412
Publishing – 1.1%		
4,700	Gannett Co., Inc.	405,469
18,700	The McGraw-Hill Companies, Inc.	1,461,779
5,900	Tribune Co.	294,646
		2,161,894
Regionals Banks – 1.0%		
7,168	Charter One Financial, Inc.	259,625
29,000	KeyCorp	940,180
2,403	M&T Bank Corp.	230,808
10,800	National City Corp.	385,560
5,600	North Fork Bancorporation, Inc.	236,488
		2,052,661
REITs – 1.3%		
6,770	Avalonbay Communities, Inc.	341,073
15,300	Duke Realty Corp.	495,720
16,400	iStar Financial, Inc.	686,340
12,300	Liberty Property Trust	520,044
8,000	Plum Creek Timber Co., Inc.	249,680
5,700	Simon Property Group, Inc.	310,593
		2,603,450
Retail/Apparel – 2.5%		
14,500	Dollar Tree Stores, Inc.*	448,050
7,900	Family Dollar Stores, Inc.	300,516
13,400	Limited Brands	264,650
13,500	Lowe's Companies, Inc.	756,000
16,200	The Home Depot, Inc.	588,222
15,415	The May Department Stores Co.	542,916
37,300	Wal-Mart Stores, Inc.	2,221,588
		5,121,942
Semiconductors – 1.1%		
56,300	Intel Corp.	1,645,649
6,500	Linear Technology Corp.	259,935
13,800	Texas Instruments, Inc.	422,970
		2,328,554
Specialty Financials – 3.2%		
9,130	Countrywide Financial Corp.	836,582
31,900	Fannie Mae	2,389,310
30,506	Freddie Mac	1,888,931
19,300	MBNA Corp.	527,469
9,820	SLM Corp.	411,360
37,190	The Charles Schwab Corp.	455,206
		6,508,858

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description			Value
Common Stocks – (continued)				
Telecommunications Equipment – 1.1%				
58,200	Nortel Networks Corp.*		$	464,436
28,300	QUALCOMM, Inc.			1,795,635
				2,260,071
Telephone – 0.8%				
14,071	SBC Communications, Inc.			337,845
32,800	Verizon Communications, Inc.			1,257,224
				1,595,069
Thrifts – 0.1%				
2,200	Golden West Financial Corp.			253,924
Tobacco – 0.6%				
15,600	Altria Group, Inc.			897,780
6,900	UST, Inc.			262,752
				1,160,532
Transports – 0.1%				
17,600	Southwest Airlines Co.			243,056
Trust/Processors – 0.1%				
5,200	State Street Corp.			279,396
Wireless – 0.6%				
41,100	AT&T Wireless Services, Inc.*			558,138
19,700	Crown Castle International Corp.*			237,385
43,400	Sprint Corp. (PCS Group)*			390,600
				1,186,123
TOTAL COMMON STOCKS				
(Cost $85,012,208)				$108,436,988

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – 7.5%				
Aerospace/Defense – 0.1%				
Alliant Techsystems, Inc				
$ 125,000	8.50%	05/15/2011	$	138,750
Airlines – 0.1%				
American Airlines, Inc				
76,628	6.86	04/15/2009		79,668
Continental Airlines, Inc				
105,524	6.55	02/02/2019		106,501
Northwest Airlines, Inc. – Trust Series A				
27,600	8.26	03/10/2006		26,185
				212,354
Automotive – 0.2%				
Federal-Mogul Corp.æ				
250,000	7.50	01/15/2009		65,625
Ford Motor Co				
400,000	6.63	10/01/2028		367,630
25,000	6.38	02/01/2029		22,271
				455,526

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Banks – 1.2%				
ANZ Capital Trust I†				
$ 125,000	4.48%	12/31/2049	$	126,682
300,000	5.36	12/31/2049		306,296
Bank United Corp.				
50,000	8.88	05/01/2007		58,819
GreenPoint Financial Corp.				
150,000	3.20	06/06/2008		147,116
HSBC Capital Funding LP#†				
525,000	4.61	12/31/2049		505,698
MIZUHO Financial Group (Cayman)†				
200,000	5.79	04/15/2014		199,904
Popular North America, Inc.				
150,000	3.88	10/01/2008		151,955
Popular North America, Inc. Series E				
100,000	6.13	10/15/2006		108,921
Rabobank Capital Fund II†				
400,000	5.26	12/31/2049		408,701
Sovereign Bancorp, Inc.				
100,000	10.50	11/15/2006		119,546
Sovereign Bank				
150,000	5.13	03/15/2013		152,826
Washington Mutual, Inc.				
100,000	8.25	04/01/2010		120,913
				2,407,377
Captive-Automotive – 0.4%				
Ford Motor Credit Co.				
300,000	7.00	10/01/2013		316,189
General Motors Acceptance Corp.				
450,000	8.00	11/01/2031		495,765
				811,954
Chemicals – 0.1%				
Lyondell Chemical Co. Series B				
250,000	9.88	05/01/2007		260,625
Conglomerates – 0.0%				
Bombardier Capital, Inc. Series A†				
75,000	6.13	06/29/2006		80,156
Consumer Cyclicals – 0.0%				
Cendant Corp.				
50,000	7.38	01/15/2013		58,184
Corporate-Other – 0.1%				
TPSA Finance BV†				
125,000	7.75	12/10/2008		142,942
Diversified Manufacturing – 0.5%				
Tyco International Group SA				
150,000	6.38	06/15/2005		157,511
400,000	6.38	02/15/2006		426,472
350,000	6.75	02/15/2011		385,910
				969,893

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Electric – 0.2%			
FirstEnergy Corp. Series B			
$ 175,000	6.45%	11/15/2011	$ 189,942
FirstEnergy Corp. Series C			
185,000	7.38	11/15/2031	204,468
TECO Energy, Inc.			
50,000	10.50	12/01/2007	57,938
			452,348
Energy – 0.0%			
Pride International, Inc.			
67,000	9.38	05/01/2007	68,759
Environmental – 0.1%			
Allied Waste North America, Inc. Series B			
250,000	7.63	01/01/2006	265,000
Financial-Other – 0.4%			
Anthem Insurance Companies, Inc.†			
50,000	9.13	04/01/2010	63,884
Assurant, Inc.†			
100,000	5.63	02/15/2014	102,387
125,000	6.75	02/15/2034	129,459
Astoria Financial Corp.			
150,000	5.75	10/15/2012	159,036
CNA Financial Corp.			
50,000	7.25	11/15/2023	51,264
Prudential Funding LLC†			
200,000	6.60	05/15/2008	224,751
			730,781
Gaming – 0.1%			
MGM Mirage			
50,000	8.50	09/15/2010	58,375
Park Place Entertainment Corp.			
125,000	8.88	09/15/2008	141,562
50,000	7.50	09/01/2009	55,625
			255,562
Health Care – 0.2%			
HCA, Inc.			
25,000	6.95	05/01/2012	27,511
50,000	6.30	10/01/2012	53,019
200,000	6.75	07/15/2013	218,245
Healthsouth Corp.			
125,000	7.63	06/01/2012	119,688
			418,463

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Industrials – 0.6%			
Amerada Hess Corp.			
$ 50,000	7.13%	03/15/2033	$ 53,372
CenterPoint Energy Resources Corp. Series B			
400,000	5.95	01/15/2014	403,410
GATX Corp.			
125,000	6.00	11/19/2008	130,407
Hutchison Whamp International Ltd.†			
250,000	7.45	11/24/2033	262,529
Weyerhaeuser Co.			
75,000	6.00	08/01/2006	80,960
85,000	6.88	12/15/2033	92,008
XTO Energy, Inc.			
300,000	4.90	02/01/2014	295,875
			1,318,561
Integrated – 0.2%			
Telefonos de Mexico SA de CV			
250,000	8.25	01/26/2006	275,312
Telefonos de Mexico SA de CV†			
150,000	4.50	11/19/2008	151,800
			427,112
Media-Cable – 0.4%			
Adelphia Communications Corp.æ			
125,000	9.38	11/15/2009	123,750
AT&T Broadband Corp.			
125,000	8.38	03/15/2013	154,301
Comcast Cable Communications, Inc.			
100,000	6.38	01/30/2006	107,760
Lenfest Communications, Inc.			
200,000	8.38	11/01/2005	220,248
Time Warner Entertainment Co. LP			
125,000	8.38	03/15/2023	155,550
75,000	8.38	07/15/2033	96,857
			858,466
Media-Non Cable – 0.5%			
Clear Channel Communications, Inc.			
650,000	8.00	11/01/2008	762,671
PanAmSat Corp.			
170,000	6.13	01/15/2005	171,700
			934,371
Noncaptive-Diversified – 0.1%			
PHH Corp.			
100,000	7.13	03/01/2013	113,967

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Property/Casualty Insurance – 0.5%			
ACE INA Holdings, Inc.			
$ 150,000	8.30%	08/15/2006	$ 169,776
ACE Ltd.			
200,000	6.00	04/01/2007	217,928
CNA Financial Corp.			
45,000	6.50	04/15/2005	46,606
45,000	6.75	11/15/2006	47,857
30,000	6.95	01/15/2018	30,823
QBE Insurance Group Ltd.#†			
250,000	5.65	07/01/2023	248,423
SAFECO Corp.			
150,000	4.20	02/01/2008	155,540
			916,953
REITs – 0.2%			
Liberty Property LP			
205,000	7.10	08/15/2004	209,563
Simon Property Group LP			
200,000	6.38	11/15/2007	223,201
			432,764
Tobacco – 0.2%			
Altria Group, Inc.			
150,000	5.63	11/04/2008	157,029
100,000	7.00	11/04/2013	109,702
Philip Morris Companies, Inc.			
100,000	6.38	02/01/2006	105,987
			372,718
Utilities – 0.1%			
Southern California Edison Co.			
125,000	7.63	01/15/2010	146,333
TXU Australia†			
90,000	6.15	11/15/2013	96,515
			242,848
Wireless Telecommunications – 0.4%			
AT&T Wireless Services, Inc.			
100,000	7.50	05/01/2007	113,579
125,000	8.75	03/01/2031	160,880
Nextel Communications, Inc.			
250,000	9.38	11/15/2009	270,000
Triton PCS, Inc.			
125,000	8.75	11/15/2011	125,000
Verizon New York, Inc. Series A			
150,000	6.88	04/01/2012	169,414
			838,873

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Wirelines Telecommunications – 0.6%			
British Telecommunications PLC			
$ 250,000	8.88%	12/15/2030	$ 330,954
Deutsche Telekom International Finance BV			
300,000	8.75	06/15/2030	386,482
France Telecom SA			
150,000	8.75	03/01/2011	181,553
Qwest Corp.†			
50,000	9.13	03/15/2012	56,750
Sprint Capital Corp.			
200,000	8.38	03/15/2012	239,760
25,000	6.88	11/15/2028	25,569
			1,221,068
TOTAL CORPORATE BONDS (Cost $14,835,680)			$ 15,406,375
Emerging Market Debt – 0.7%			
Central Bank of Dominican Republic			
$ 100,000	9.50%	09/27/2006	$ 72,000
Mexican United States			
710,000	5.88	01/15/2014	724,200
60,000	8.13	12/30/2019	69,600
Ministry Finance of Russia			
210,000	3.00	05/14/2008	191,100
PDVSA Finance Ltd.			
70,000	6.65	02/15/2006	70,000
170,000	9.38	11/15/2007	175,950
TOTAL EMERGING MARKET DEBT (Cost $1,276,525)			$ 1,302,850
Foreign Debt Obligations – 0.1%			
Fort James Corp.			
EUR 200,000	4.75%	06/29/2004	$ 248,830
TOTAL FOREIGN DEBT OBLIGATIONS (Cost $184,395)			$ 248,830
Mortgage Backed Obligations – 17.7%			
Adjustable Rate Federal National Mortgage Association (FNMA)# – 2.4%			
$ 949,051	4.15%	09/01/2032	$ 972,984
1,099,546	3.16	06/01/2033	1,115,990
915,838	3.31	07/01/2033	927,970
991,691	4.38	12/01/2033	1,014,951
852,095	4.07	04/01/2034	868,132
			4,900,027

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage Backed Obligations – (continued)			
Federal Home Loan Mortgage Corp. (FHLMC) – 3.2%			
$ 909,815	5.00%	04/01/2013	$ 935,409
332,637	8.00	07/01/2015	355,110
77,605	7.00	12/01/2015	82,590
294,466	6.50	07/01/2016	312,968
475,202	6.00	11/01/2022	497,732
241,402	7.50	02/01/2027	259,297
465,878	7.50	03/01/2027	500,414
920,509	7.00	04/01/2031	977,014
924,461	7.50	04/01/2031	993,959
621,762	7.00	06/01/2032	659,870
1,011,037	7.00	07/01/2032	1,073,003
			6,647,366
Federal National Mortgage Association (FNMA) – 2.0%			
312,623	7.00	01/01/2016	333,856
31,598	7.00	02/01/2016	33,744
29,447	6.50	09/01/2025	31,000
36,047	6.50	10/01/2025	37,948
51,910	6.50	11/01/2025	54,648
307,277	7.00	11/01/2030	327,410
747,219	7.50	03/01/2031	804,099
697,806	6.50	04/01/2032	737,045
571,666	7.00	07/01/2032	606,589
1,000,000	5.50	TBA-30YR$^{\alpha}$	1,025,468
			3,991,807
Collateralized Mortgage Obligations (CMOs) – 10.1%			
Floater# – 1.5%			
CS First Boston Mortgage Securities Corp. Series 2004-AR2, Class 6A4			
1,000,000	1.42	03/25/2034	1,000,000
IMPAC CMB Trust Series 2004-1, Class A1			
1,195,825	1.42	03/25/2034	1,194,234
IMPAC CMB Trust Series 2004-2, Class A1			
1,000,000	1.35	04/25/2034	1,000,000
			3,194,234
Home Equity – 0.2%			
Chase Funding Net Interest Margin Note Series 2003-6A†			
93,943	5.00	01/27/2035	93,852
Chase Funding Net Interest Margin Note Series 2003-3A†			
53,576	6.88	06/27/2036	53,635
Chase Funding Net Interest Margin Note Series 2003-4A†			
97,106	6.75	09/27/2036	97,244
Sail Net Interest Margin Notes Series 2003-12A, Class A†			
56,927	7.35	11/27/2033	56,961
Sail Net Interest Margin Notes Series 2003-13A, Class A†			
70,090	6.75	11/27/2033	70,129
			371,821

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage Backed Obligations – (continued)			
Interest Only – 0.2%			
ABN AMRO Mortgage Corp. Series 2003-8, Class A2			
$ 479,258	5.50%	06/25/2033	$ 73,220
Countrywide Home Loans Series 2003-42, Class 2X1#			
3,288,180	0.39	10/25/2033	22,920
CS First Boston Mortgage Securities Corp. Series 2003-AR18, Class 2X#			
680,335	0.78	07/25/2033	8,207
CS First Boston Mortgage Securities Corp. Series 2003-AR20, Class 2X#			
731,330	0.60	08/25/2033	6,831
FHLMC Series 2575, Class IB			
548,893	5.50	08/15/2030	68,251
FNMA Series 2003-46, Class PI			
500,000	5.50	11/25/2027	66,104
GNMA Series 2002-79, Class IP			
349,871	6.00	06/20/2028	7,231
Master Adjustable Rate Mortgages Trust Series 2003-2, Class 3AX#			
479,059	0.68	08/25/2033	9,432
Master Adjustable Rate Mortgages Trust Series 2003-2, Class 4AX#			
246,870	1.16	07/25/2033	4,654
Washington Mutual Series 2003-AR4, Class X1#			
1,177,691	1.18	01/25/2008	19,621
Washington Mutual Series 2003-AR7, Class X#			
2,059,495	0.99	06/25/2008	25,002
Washington Mutual Series 2003-AR12, Class X#			
1,939,314	0.54	02/25/2034	24,461
			335,934
Inverse Floaters# – 0.6%			
FNMA Series 1993-248, Class SA			
522,607	5.48	08/25/2023	527,217
GNMA Series 2001-48, Class SA			
75,655	22.93	10/16/2031	96,650
GNMA Series 2001-51, Class SA			
121,348	27.76	10/16/2031	158,883
GNMA Series 2001-51, Class SB			
152,280	22.93	10/16/2031	190,131
GNMA Series 2001-59, Class SA			
113,882	22.77	11/16/2024	144,593
GNMA Series 2001-62, Class SB			
78,751	22.44	11/16/2027	98,164
GNMA Series 2002-13, Class SB			
52,263	32.46	02/16/2032	75,171
			1,290,809
Manufactured Housing – 0.2%			
Mid-State Trust Series 4, Class A			
412,603	8.33	04/01/2030	455,278

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
Mortgage Backed Obligations – (continued)				
Non-Agency CMOs – 2.6%				
Asset Securitization Corp. Series 1997-D4, Class A 1D				
$ 450,000	7.49%	04/14/2029	$	504,312
Bear Stearns Commercial Mortgage Security Series 2003-T10, Class X2#†				
3,100,000	1.27	03/13/2040		198,329
CS First Boston Mortgage Securities Corp. Series 1997-C2, Class A3				
1,000,000	6.55	01/17/2035		1,105,248
CS First Boston Mortgage Securities Corp. Series 2003-C3, Class ASP#†				
2,000,000	1.96	05/15/2038		161,897
First Union National Bank Commercial Mortgage Trust Series 2000-C2, Class A2				
600,000	7.20	10/15/2032		704,634
LB-UBS Commercial Mortgage Trust Series 2003-C1, Class XCP#†				
2,600,000	1.48	12/15/2036		157,446
LB-UBS Commercial Mortgage Trust Series 2003-C5, Class XCP#†				
2,600,000	1.21	04/15/2037		115,332
Structured Asset Securities Corp. Series 2003-34A, Class 3A3#				
664,141	4.70	11/25/2033		676,133
Structured Asset Securities Corp. Series 2003-40A, Class 3A1#				
784,518	4.62	01/25/2034		795,974
Washington Mutual Series 2002-AR6, Class A#				
458,145	2.66	06/25/2042		464,141
Washington Mutual Series 2002-AR9, Class 1A#				
485,236	2.66	08/25/2042		482,193
				5,365,639
Other ABS – 1.0%				
Countrywide Home Equity Loan Trust Series 2002-E, Class A#				
1,019,736	1.35	10/15/2028		1,019,258
Saxon Asset Securities Trust Series 2004-1, Class A#				
1,000,000	1.36	03/25/2035		1,000,083
				2,019,341
Other CMO – 0.5%				
Bear Stearns Alt A Trust Series 2004-3, Class A1				
975,721	1.41	04/25/2034		975,721
Planned Amortization — Class (PAC) CMOs – 2.2%				
FHLMC Series 2298, Class PD				
563,210	6.50	03/15/2030		576,387
FNMA Series 1993-76, Class PJ				
700,000	6.00	06/25/2008		740,370
FNMA Series 1994-75, Class J				
1,000,000	7.00	10/25/2023		1,050,551
FNMA Series 2001-61, Class PE				
955,073	6.50	10/25/2030		981,682
FNMA Series 2001-70, Class LN				
626,731	6.25	06/25/2030		645,512

Principal Amount	Interest Rate	Maturity Date		Value
Mortgage Backed Obligations – (continued)				
Planned Amortization — Class (PAC) CMOs – (continued)				
GNMA Series 2001-60, Class PK				
$ 306,524	6.00%	09/20/2028	$	311,432
GNMA Series 2002-1, Class PB				
172,327	6.00	02/20/2029		175,594
				4,481,528
Planned Amortization — Interest Only – 0.1%				
CS First Boston Mortgage Securities Corp. Series 2003-11, Class 1A2				
187,202	5.50	06/25/2033		13,271
CS First Boston Mortgage Securities Corp. Series 2003-19, Class 1A2				
478,538	5.25	07/25/2033		70,255
FHLMC Series 2541, Class QI				
397,808	6.00	01/15/2029		18,677
FHLMC Series 2630, Class LI				
750,000	4.50	02/15/2015		85,178
				187,381
Sequential Fixed Rate CMOs – 1.0%				
CS First Boston Mortgage Securities Corp. Series 2002-5, Class PPA1				
942,596	6.50	03/25/2032		987,714
FNMA Series 2002-24, Class AE				
1,000,000	6.00	04/25/2016		1,029,499
				2,017,213
TOTAL CMOS **(Cost $20,378,331)**				$ 20,694,899
TOTAL MORTGAGE BACKED OBLIGATIONS **(Cost $35,777,861)**				$ 36,234,099
Agency Debentures – 6.2%				
Federal Home Loan Bank				
$ 700,000	3.50%	11/15/2007	$	717,065
Federal Home Loan Mortgage Corp.				
2,400,000	6.63	09/15/2009		2,779,584
1,600,000	4.38	02/04/2010		1,619,051
300,000	7.00	03/15/2010		354,654
1,000,000	4.70	10/29/2010		1,017,260
1,000,000	4.75	10/11/2012		1,006,369
800,000	4.75	05/06/2013		802,123
Federal National Mortgage Association				
900,000	6.63	10/15/2007		1,021,986
1,700,000	6.63	09/15/2009		1,968,872
1,200,000	7.13	06/15/2010		1,428,480
TOTAL AGENCY DEBENTURES **(Cost $12,475,447)**				$ 12,715,444

Units	Expiration Date		Value
Warrants* – 0.0%			
Hayes Lemmerz International, Inc.			
280	06/03/2006	$	518
TOTAL WARRANTS **(Cost $625)**		$	518

Principal Amount	Interest Rate	Maturity Date		Value
U.S. Treasury Obligations – 6.3%				
U.S. Treasury Interest-Only Stripped Securities@				
$ 1,000,000	0.00%	02/15/2012	$	733,190
1,100,000	0.00	02/15/2014		717,629
1,500,000	0.00	08/15/2014		948,735
U.S. Treasury Principal-Only Stripped Securities°				
5,950,000	0.00	05/15/2017•		3,186,701
400,000	0.00	02/15/2025		133,676
2,400,000	0.00	11/15/2026		729,720
1,800,000	0.00	11/15/2027		518,474
U.S. Treasury Bonds				
400,000	9.25	02/15/2016		586,062
300,000	8.88	08/15/2017		434,808
U.S. Treasury Notes				
2,600,000	2.63	11/15/2006		2,642,453
1,600,000	2.25	02/15/2007		1,606,125
600,000	3.38	12/15/2008		612,820
TOTAL U.S. TREASURY OBLIGATIONS **(Cost $12,437,886)**			$	12,850,393

Repurchase Agreement – 8.2%				
Joint Repurchase Agreement Account II∧				
$ 16,700,000	1.07%	03/01/2004	$	16,700,000
Maturity Value: $16,701,487				
TOTAL REPURCHASE AGREEMENT **(Cost $16,700,000)**			$	16,700,000
TOTAL INVESTMENTS **(Cost $178,700,627)**				$203,895,497

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on February 27, 2004.

Variable rate security. Interest rate disclosed is that which is in effect at February 29, 2004.

α   TBA (To Be Assigned) securities are purchased on a forward commitment basis with an approximate (generally ± 2.5%) principal amount and maturity date. The actual principal amount and maturity date will be determined upon settlement when the specific mortgage pools are assigned.

†   Securities are exempt from registration under Rule 144A of the Securities Act of 1933. Under procedures approved by the Board of Trustees, such securities have been determined to be liquid by the Investment Adviser and may be resold, normally to qualified institutional buyers in transactions exempt from registration. Total market value of Rule 144A securities amounted to $4,111,702, which represents 2.01% of net assets as of February 29, 2004.

æ   Security currently in default.

•   A portion of this security is segregated as collateral for initial margin requirement on futures transactions.

@   Represents security with notional or nominal principal amount. The actual effective yield of this security is different than the stated interest rate due to the amortization of related premiums or accretion of discounts.

°   Security issued with a zero coupon. Income is recognized through the accretion of discount.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Statement of Assets and Liabilities

February 29, 2004 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $178,700,627)	$203,895,497
Cash[a]	1,043,283
Foreign currencies, at value (identified cost $30,398)	31,075
Receivables:	
Investment securities sold	4,451,799
Dividends and interest, at value	905,420
Fund shares sold	547,435
Variation margin	63,885
Forward foreign currency exchange contracts, at value	43,932
Reimbursement from investment adviser	15,334
Other assets	11,683
Total assets	211,009,343

Liabilities:	
Payables:	
Investment securities purchased	5,851,583
Fund shares repurchased	289,720
Amounts owed to affiliates	196,788
Accrued expenses	92,424
Total liabilities	6,430,515

Net Assets:	
Paid in capital	196,739,553
Accumulated undistributed net investment income	581,187
Accumulated net realized loss on investments, futures and foreign currency related transactions	(18,141,448)
Net unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	25,399,536
NET ASSETS	$204,578,828

Net asset value, offering and redemption price per share:[b]	
Class A	$18.81
Class B	$18.67
Class C	$18.65
Institutional	$18.84
Service	$18.85

Shares outstanding:	
Class A	8,724,028
Class B	1,714,767
Class C	336,203
Institutional	117,394
Service	463
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	10,892,855

(a) Includes restricted cash of $1,000,099 relating to initial margin requirements and collateral on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $19.90. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

Statement of Operations

For the Six Months Ended February 29, 2004 (Unaudited)

Investment income:	
Interest (including securities lending income of $507)	$ 1,820,158
Dividends[a]	962,013
Total income	2,782,171

Expenses:	
Management fees	602,261
Distribution and Service fees[b]	363,379
Transfer Agent fees[c]	174,388
Custody and accounting fees	92,079
Registration fees	24,730
Printing fees	23,490
Professional fees	17,745
Trustee fees	6,142
Service share fees	28
Other	27,149
Total expenses	1,331,391
Less — expense reductions	(136,030)
Net expenses	1,195,361
NET INVESTMENT INCOME	1,586,810

Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	4,609,433
Futures transactions	606,758
Foreign currency related transactions	(131,341)
Net change in unrealized gain (loss) on:	
Investments	11,701,763
Futures	(178,040)
Translation of assets and liabilities denominated in foreign currencies	98,804
Net realized and unrealized gain on investment, futures and foreign currency related transactions	16,707,377
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$18,294,187

(a) Foreign taxes withheld on dividends were $408.
(b) Class A, Class B and Class C Shares had Distribution and Service fees of $184,043, $150,454 and $28,882, respectively.
(c) Class A, Class B, Class C, Institutional Class and Service Class Shares had Transfer Agent fees of $139,872, $28,586, $5,488, $440 and $2, respectively.

Statement of Changes in Net Assets

For the Six Months Ended February 29, 2004 (Unaudited)

From operations:	
Net investment income	$ 1,586,810
Net realized gain from investment, futures and foreign currency related transactions	5,084,850
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	11,622,527
Net increase in net assets resulting from operations	18,294,187

Distributions to shareholders:	
From net investment income	
Class A Shares	(1,384,973)
Class B Shares	(179,872)
Class C Shares	(35,394)
Institutional Shares	(25,759)
Service Shares	(114)
Total distributions to shareholders	(1,626,112)

From share transactions:	
Proceeds from sales of shares	35,420,773
Reinvestment of dividends and distributions	1,562,146
Cost of shares repurchased	(15,295,109)
Net increase in net assets resulting from share transactions	21,687,810
TOTAL INCREASE	38,355,885

Net assets:	
Beginning of period	166,222,943
End of period	$204,578,828
Accumulated undistributed net investment income	$ 581,187

Statement of Changes in Net Assets

For the Year Ended August 31, 2003

From operations:	
Net investment income	$ 3,240,225
Net realized loss from investment, futures and foreign currency related transactions	(6,282,554)
Net change in unrealized gain on investments, futures and translation of assets and liabilities denominated in foreign currencies	14,752,388
Net increase in net assets resulting from operations	11,710,059

Distributions to shareholders:	
From net investment income	
Class A Shares	(2,803,139)
Class B Shares	(454,793)
Class C Shares	(99,004)
Institutional Shares	(63,843)
Service Shares	(279)
Total distributions to shareholders	(3,421,058)

From share transactions:	
Proceeds from sales of shares	57,803,436
Reinvestment of dividends and distributions	3,256,785
Cost of shares repurchased	(35,081,783)
Net increase in net assets resulting from share transactions	25,978,438
TOTAL INCREASE	34,267,439

Net assets:	
Beginning of year	131,955,504
End of year	$166,222,943
Accumulated undistributed net investment income	$ 620,489

Notes to Financial Statements

February 29, 2004 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, (the ''Act'') as an open-end management investment company. The Trust includes the Goldman Sachs Balanced Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. securities exchange or the NASDAQ system are valued daily at their last sale or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available or are deemed to be inaccurate by the Investment Adviser are valued at fair value using methods approved by the Trust's Board of Trustees.

Investing in foreign markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes and reclaims, where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on the ex-dividend date. Income distributions, if any, are declared and paid quarterly. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Fund on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to its respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

E. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) gains and losses from the sale of investments (applicable to fixed income securities); (iii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iv) gains and losses from the difference between amounts of interest, dividends and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Segregation Transactions — As set forth in the prospectus, the Fund may enter into derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Forward Sales Contracts — The Fund may enter into forward security sales of mortgage-backed securities in which the Fund sells securities in the current month for delivery of securities defined by pool stipulated characteristics on a specified future date. The value of the contract is recorded as a liability on the Fund's records with the difference between its market value and cash proceeds received being recorded as an unrealized gain or loss. Gains or losses are realized upon delivery of the security sold.

H. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Goldman Sachs Asset Management, L.P. (''GSAM''), an affiliate of Goldman, Sachs & Co. (''Goldman Sachs'') serves as investment adviser pursuant to an Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Fund. Under this Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund.

As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee (''Management Fee'') computed daily and payable monthly, at an annual rate equal to 0.65% of the average daily net assets of the Fund.

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.064% of the average daily net assets of the Fund. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Funds are not obligated to reimburse GSAM for prior fiscal year expense reimbursements, if any.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

3. AGREEMENTS (continued)

For the six months ended February 29, 2004, GSAM reimbursed approximately $132,000. In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the six months ended February 29, 2004, custody fees were reduced by approximately $4,000.

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Fund's average daily net assets attributable to Class B and Class C Shares.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended February 29, 2004, Goldman Sachs has advised the Fund that it retained approximately $108,900 and $100 for Class A and Class B shares, respectively, and did not retain any amounts for Class C Shares.

Goldman Sachs also serves as the transfer agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan for Service Shares. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis) of the average daily net asset value of the Service Shares.

At February 29, 2004, the amounts owed to affiliates were approximately $105,000, $62,000 and $30,000 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds from sales and maturities of securities (excluding short-term investments and futures transactions) for the six months ended February 29, 2004, were $283,894,696 and $262,222,618, respectively. Included in these amounts are the cost of purchases and proceeds of sales and maturities of U.S. Government and agency obligations in the amounts of $219,094,051 and $212,053,392, respectively. For the six months ended February 29, 2004, Goldman Sachs earned approximately $11,000 of brokerage commissions from portfolio transactions, including futures transactions executed on behalf of the Fund.

Forward Foreign Currency Exchange Contracts — The Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

At February 29, 2004, the Fund had outstanding forward foreign exchange contracts, both to purchase and sell foreign currencies as follows:

Open Forward Foreign Currency Purchase Contracts	Value on Settlement Date	Current Value	Unrealized Gain
South African Rand			
expiring 3/11/2004	$295,447	$328,341	$32,894
TOTAL OPEN FORWARD FOREIGN CURRENCY PURCHASE CONTRACTS	$295,447	$328,341	$32,894

Open Forward Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Gain
Euro			
expiring 3/25/2004	$292,326	$287,099	$ 5,227
South African Rand			
expiring 3/11/2004	300,906	295,095	5,811
TOTAL OPEN FORWARD FOREIGN CURRENCY SALE CONTRACTS	$593,232	$582,194	$11,038

The contractual amounts of forward foreign currency contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered. At February 29, 2004, the Fund had segregated sufficient cash and/or securities to cover any commitments under these contracts.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit with a broker, or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involves, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's strategies and potentially result in a loss. At February 29, 2004, open futures contracts were as follows:

Type	Number of Contracts Long/(Short)	Settlement Month	Market Value	Unrealized Gain/(Loss)
Euro Dollar	11	March 2004	$10,968,856	$ 7,089
Euro Dollar	26	June 2004	25,920,050	35,984
Euro Dollar	25	September 2004	24,910,938	14,683
Euro Dollar	4	December 2004	3,982,700	9,255
Euro Dollar	4	March 2005	3,979,200	9,905
Euro Dollar	4	June 2005	3,975,350	9,730
Euro Dollar	2	September 2005	1,985,825	4,915
S&P 500 Index	30	March 2004	8,584,500	(53,995)
5 Year U.S. Treasury Note	32	March 2004	3,640,500	20,391
5 Year U.S. Treasury Note	18	June 2004	2,023,312	3,520
10 Year U.S. Treasury Note	35	March 2004	4,038,125	87,308
10 Year U.S. Treasury Note	18	June 2004	2,049,750	5,247
U.S. Treasury Bond	16	March 2004	1,822,000	18,822
U.S. Treasury Bond	22	June 2004	2,473,625	18,519
2 Year U.S. Treasury Note	(3)	June 2004	(643,594)	(1,321)
10 Year U.S. Treasury Note	(26)	June 2004	(2,960,750)	(7,995)
10 Year Interest Rate Swap	(25)	June 2004	(2,791,406)	(22,386)
			$93,958,981	$159,671

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. In accordance with the Fund's securities lending procedures, the loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the six months ended February 29, 2004, is reported parenthetically on the Statement of Operations. For the six months ended February 29, 2004, BGA earned $90 in fees as securities lending agent. The Fund invests the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Act and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors. While there was lending activity during the reporting period, the Fund had no outstanding securities on loan at February 29, 2004.

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This committed facility also requires a fee to be paid by the Fund based on the amount of the commitment that has not been utilized. During the six months ended February 29, 2004, the Fund did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

Pursuant to exemptive relief granted by the SEC, and the terms and conditions contained therein, the Fund, together with other registered investment companies having management agreements with GSAM or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 29, 2004, the Fund had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $16,700,000 in principal amount. At February 29, 2004, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$1,550,000,000	1.07%	03/01/2004	$1,550,138,208
Deutsche Bank Securities, Inc.	600,000,000	1.06	03/01/2004	600,053,000
Greenwich Capital Markets	500,000,000	1.06	03/01/2004	500,044,167
J.P. Morgan Chase & Co.	523,600,000	1.08	03/01/2004	523,647,124
Lehman Brothers, Inc.	500,000,000	1.08	03/01/2004	500,045,000
Morgan Stanley	400,000,000	1.08	03/01/2004	400,036,000
UBS LLC	1,400,000,000	1.06	03/01/2004	1,400,123,667
UBS LLC	200,000,000	1.07	03/01/2004	200,017,833
Westdeutsche Landesbank AG	550,000,000	1.07	03/01/2004	550,049,042
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$6,223,600,000			$6,224,154,041

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

8. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended August 31, 2003, the Fund's capital loss carryforwards and certain timing differences on a tax basis were as follows:

Timing differences (post October losses)	$ (2,331,449)
Capital loss carryforward	(18,161,826)
Capital loss carryforward years of expiration	2009-2011

At February 29, 2004, the Funds aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows:

Tax Cost	$181,239,975
Gross unrealized gain	23,405,624
Gross unrealized loss	(750,102)
Net unrealized security gain	$ 22,655,522

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

9. SUBSEQUENT EVENTS

Legal Proceedings — A purported class and derivative action lawsuit was filed on April 2, 2004, in the United States District Court for the Southern District of New York against GSAM and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Trust. The action alleges violations of the Act, the Investment Advisers Act of 1940 and common law breach of fiduciary duty. The complaint alleges, among other things, that during the Class Period, GSAM charged the Goldman Sachs Funds improper Rule 12b-1 fees; made improper brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and made untrue statements of material fact in registration statements and reports filed pursuant to the Act. Based on currently available information, GSAM believes that the likelihood that the purported class action lawsuit will have a material adverse financial impact on the Funds is remote, and the pending action is not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

10. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended February 29, 2004		For the Year Ended August 31, 2003	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	1,707,845	$ 30,579,857	2,974,362	$ 48,615,013
Reinvestments of dividends and distributions	77,090	1,351,485	168,444	2,717,626
Shares repurchased	(621,535)	(11,220,755)	(1,757,088)	(28,303,594)
	1,163,400	20,710,587	1,385,718	23,029,045
Class B Shares				
Shares sold	204,042	3,617,619	460,059	7,587,029
Reinvestments of dividends and distributions	9,178	159,830	25,078	401,431
Shares repurchased	(149,555)	(2,666,614)	(310,793)	(5,003,674)
	63,665	1,110,835	174,344	2,984,786
Class C Shares				
Shares sold	65,823	1,177,706	93,135	1,540,437
Reinvestments of dividends and distributions	1,709	29,719	5,173	82,530
Shares repurchased	(67,980)	(1,201,331)	(94,658)	(1,534,702)
	(448)	6,094	3,650	88,265
Institutional Shares				
Shares sold	2,419	44,400	3,265	56,332
Reinvestments of dividends and distributions	1,197	20,998	3,411	54,918
Shares repurchased	(10,949)	(201,221)	(14,214)	(235,894)
	(7,333)	(135,823)	(7,538)	(124,644)
Service Shares				
Shares sold	66	1,191	284	4,625
Reinvestments of dividends and distributions	7	114	17	280
Shares repurchased	(283)	(5,188)	(222)	(3,919)
	(210)	(3,883)	79	986
NET INCREASE	1,219,074	$ 21,687,810	1,556,253	$ 25,978,438

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)							
2004 - Class A Shares	$17.21	$0.17[(c)]	$ 1.60	$ 1.77	$(0.17)	$ —	$(0.17)
2004 - Class B Shares	17.08	0.10[(c)]	1.60	1.70	(0.11)	—	(0.11)
2004 - Class C Shares	17.07	0.10[(c)]	1.59	1.69	(0.11)	—	(0.11)
2004 - Institutional Shares	17.24	0.20[(c)]	1.61	1.81	(0.21)	—	(0.21)
2004 - Service Shares	17.25	0.16[(c)]	1.60	1.76	(0.16)	—	(0.16)
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	16.28	0.40[(c)]	0.96	1.36	(0.43)	—	(0.43)
2003 - Class B Shares	16.16	0.28[(c)]	0.95	1.23	(0.31)	—	(0.31)
2003 - Class C Shares	16.15	0.28[(c)]	0.94	1.22	(0.30)	—	(0.30)
2003 - Institutional Shares	16.31	0.47[(c)]	0.95	1.42	(0.49)	—	(0.49)
2003 - Service Shares	16.30	0.39[(c)]	0.97	1.36	(0.41)	—	(0.41)
2002 - Class A Shares	18.34	0.47[(c)(e)]	(2.03)[(e)]	(1.56)	(0.50)	—	(0.50)
2002 - Class B Shares	18.21	0.33[(c)(e)]	(2.01)[(e)]	(1.68)	(0.37)	—	(0.37)
2002 - Class C Shares	18.19	0.33[(c)(e)]	(2.00)[(e)]	(1.67)	(0.37)	—	(0.37)
2002 - Institutional Shares	18.38	0.54[(c)(e)]	(2.04)[(e)]	(1.50)	(0.57)	—	(0.57)
2002 - Service Shares	18.35	0.44[(c)(e)]	(2.02)[(e)]	(1.58)	(0.47)	—	(0.47)
2001 - Class A Shares	21.42	0.54[(c)]	(2.62)	(2.08)	(0.74)	(0.26)	(1.00)
2001 - Class B Shares	21.27	0.39[(c)]	(2.60)	(2.21)	(0.59)	(0.26)	(0.85)
2001 - Class C Shares	21.25	0.39[(c)]	(2.60)	(2.21)	(0.59)	(0.26)	(0.85)
2001 - Institutional Shares	21.46	0.62[(c)]	(2.62)	(2.00)	(0.82)	(0.26)	(1.08)
2001 - Service Shares	21.41	0.55[(c)]	(2.65)	(2.10)	(0.70)	(0.26)	(0.96)
2000 - Class A Shares	20.38	0.60[(c)]	1.75	2.35	(0.50)	(0.81)	(1.31)
2000 - Class B Shares	20.26	0.45[(c)]	1.73	2.18	(0.36)	(0.81)	(1.17)
2000 - Class C Shares	20.23	0.45[(c)]	1.74	2.19	(0.36)	(0.81)	(1.17)
2000 - Institutional Shares	20.39	0.71[(c)]	1.75	2.46	(0.58)	(0.81)	(1.39)
2000 - Service Shares	20.37	0.59[(c)]	1.74	2.33	(0.48)	(0.81)	(1.29)
FOR THE SEVEN MONTHS ENDED AUGUST 31,							
1999 - Class A Shares	20.48	0.32	(0.19)	0.13	(0.23)	—	(0.23)
1999 - Class B Shares	20.37	0.22	(0.18)	0.04	(0.15)	—	(0.15)
1999 - Class C Shares	20.34	0.23	(0.19)	0.04	(0.15)	—	(0.15)
1999 - Institutional Shares	20.48	0.53	(0.35)	0.18	(0.27)	—	(0.27)
1999 - Service Shares	20.47	1.22	(1.14)	0.08	(0.18)	—	(0.18)
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	20.29	0.58	0.20	0.78	(0.59)	—	(0.59)
1999 - Class B Shares	20.20	0.41	0.21	0.62	(0.45)	—	(0.45)
1999 - Class C Shares	20.17	0.41	0.21	0.62	(0.45)	—	(0.45)
1999 - Institutional Shares	20.29	0.64	0.20	0.84	(0.65)	—	(0.65)
1999 - Service Shares	20.28	0.53	0.21	0.74	(0.55)	—	(0.55)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on average shares outstanding methodology.

(d) Includes the effect of mortgage dollar roll transactions.

(e) As required, effective September 1, 2001, the Portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities and reclassifying all paydown losses to income. The effect of this change for the year ended August 31, 2002 was to decrease net investment income per share by $0.02, increase net realized gains and losses per share by $ 0.02, and decrease the ratio of net investment income to average net assets by 0.14%. Per share ratios and supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
					Ratio of total expenses to average net assets	Ratio of net investment income to average net assets	
$18.81	10.37%	$164,078	1.15%[b]	1.99%[b]	1.30%[b]	1.84%[b]	150%
18.67	9.98	32,010	1.90[b]	1.23[b]	2.05[b]	1.08[b]	150
18.65	9.93	6,270	1.90[b]	1.23[b]	2.05[b]	1.08[b]	150
18.84	10.56	2,212	0.75[b]	2.38[b]	0.90[b]	2.23[b]	150
18.85	10.29	9	1.25[b]	1.90[b]	1.40[b]	1.75[b]	150
17.21	8.54	130,111	1.16	2.43	1.38	2.21	192
17.08	7.73	28,204	1.91	1.69	2.13	1.47	192
17.07	7.72	5,746	1.91	1.69	2.13	1.47	192
17.24	8.95	2,150	0.76	2.85	0.98	2.63	192
17.25	8.53	12	1.26	2.36	1.48	2.14	192
16.28	(8.67)	100,541	1.16	2.61[e]	1.38	2.39[e]	169
16.16	(9.38)	23,871	1.91	1.86[e]	2.13	1.64[e]	169
16.15	(9.34)	5,377	1.91	1.86[e]	2.13	1.64[e]	169
16.31	(8.33)	2,157	0.76	3.01[e]	0.98	2.79[e]	169
16.30	(8.79)	10	1.26	2.49[e]	1.48	2.27[e]	169
18.34	(9.95)	109,350	1.15	2.78	1.34	2.59	187
18.21	(10.62)	28,316	1.90	2.03	2.09	1.84	187
18.19	(10.63)	7,113	1.90	2.03	2.09	1.84	187
18.38	(9.56)	2,379	0.75	3.18	0.94	2.99	187
18.35	(10.06)	16	1.25	2.84	1.44	2.65	187
21.42	12.00	135,632	1.12	2.94	1.29	2.77	154
21.27	11.17	33,759	1.87	2.19	2.04	2.02	154
21.25	11.23	8,658	1.87	2.19	2.04	2.02	154
21.46	12.59	2,509	0.72	3.46	0.89	3.29	154
21.41	11.89	17	1.22	2.86	1.39	2.69	154
20.38	0.62	169,395	1.10[b]	2.58[b]	1.32[b]	2.36[b]	90
20.26	0.20	40,515	1.85[b]	1.83[b]	2.07[b]	1.61[b]	90
20.23	0.18	11,284	1.85[b]	1.84[b]	2.07[b]	1.62[b]	90
20.39	0.86	2,361	0.70[b]	2.96[b]	0.92[b]	2.74[b]	90
20.37	0.39	15	1.20[b]	2.46[b]	1.42[b]	2.24[b]	90
20.48	3.94	192,453	1.04	2.90	1.45	2.49	175
20.37	3.15	43,926	1.80	2.16	2.02	1.94	175
20.34	3.14	14,286	1.80	2.17	2.02	1.95	175
20.48	4.25	8,010	0.73	3.22	0.95	3.00	175
20.47	3.80	490	1.23	2.77	1.45	2.55	175

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Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $375.7 billion in assets under management as of December 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- Emerging Markets Debt Fund
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Investment Grade Credit Fund
- Core Fixed Income Fund
- U.S. Mortgages Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

---

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 32ND FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our Web site at www.gs.com/funds to obtain the most recent month-end returns

The reports concerning the Fund included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request by calling 1-800-526-7384 (for Retail Shareholders) or 1-800-621-2550 (for Institutional Shareholders); and (ii) on the Securities and Exchange Commission Web site at http://www.sec.gov.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Fund. Please consider a fund's objectives, risks, and charges and expenses, and read the Prospectus carefully before investing.

Holdings are as of February 29, 2004 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund is subject to the risk of rising and falling stock prices. In recent years, the U.S. stock market has experienced substantial price volatility.

Goldman, Sachs & Co. is the distributor of the Fund.

BALSAR /12.4K / 04-04

ITEM 2.   CODE OF ETHICS.

       (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics").

       (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

       (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

       The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

       Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

       Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

       Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

       Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

       Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

       There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

       (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

       (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

      (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers is incorporated by reference to Exhibit 11(a)(1) of the registrant's Form N-CSR filed on March 8, 2004 for its Real Estate Securities Fund (Accession Number 0000950123 04-002984)

      (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

                   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
_____

By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

/s/ John M. Perlowski
_____

By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: May 3, 2004